SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

C&J ENERGY SERVICES, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

12467B304

(CUSIP Number)

December 31, 2011

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12467B304	Page 2

(1)	Name of reporting person: Joshua E. Comstock
(2)	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization: United States of America
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 3,626,656(1)
(6) Shared voting power 966,000(2)
(7) Sole dispositive power 3,626,656(1)
(8) Shared dispositive power 966,000(2)
(9)	Aggregate amount beneficially owned by each reporting person: 4,592,656(1)(2)
(10)	Check if the aggregate amount in Row (9) excludes certain shares:
(11)	Percent of class represented by amount in Row (9)(see instructions):(3) 8.85%
(12)	Type of reporting person (see instructions): IN

(1)

Included are 1,309,000 shares of Common Stock (the “Common Stock”) of C&J Energy Services, Inc. (the “Issuer”) owned by the Reporting Person in his individual capacity; 966,000 shares of Common Stock of the Issuer held by a trust for the benefit of the Reporting Person, of which the Reporting Person serves as trustee and which he may be deemed to be the beneficial owner; 150,000 shares of Common Stock of the Issuer owned by JRC Investments, LLC, of which the Reporting Person may be deemed to be the beneficial owner in his capacity as the sole member of JRC Investments, LLC; 1,201,656 options owned by the Reporting Person in his individual capacity, which are exercisable within 60 days of February 3, 2012.

(2)

These 966,000 shares of Common Stock of the Issuer are held by a trust for the benefit of Rebecca A. Comstock, of which the Reporting Person serves as a co-trustee and which the Report Person may be deemed to be the beneficial owner.

(3)

Based on 51,886,574 shares of Common Stock of the Issuer outstanding as of November 4, 2011, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011, filed with the Securities and Exchange Commission on November 9, 2011.

Item 1(a).	Name of Issuer:

C&J Energy Services, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

10375 Richmond Ave., Suite 2000

Houston, Texas 77042

Item 2(a).	Name of Person Filing:

Joshua E. Comstock, President, Chief Executive Officer and Chairman of Issuer

Item 2(b).	Address or Principal Business Office or, if None, Residence:

10375 Richmond Ave., Suite 2000

Houston, Texas 77042

Item 2(c).	Citizenship:

Mr. Comstock is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP No.:

12467B304

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check whether the Person Filing is a:

•	☐ Broker or dealer registered under section 15 of the Act;

•	☐ Bank as defined in section 3(a)(6) of the Act;

•	☐ Insurance company as defined in section 3(a)(19) of the Act;

•	☐ Investment company registered under section 8 of the Investment Company Act of 1940;

•	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

•	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

•	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

•	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

•	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

•	☐ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

•	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

None of the above/Not-Applicable.

Item 4.	Ownership:

•	Amount Beneficially Owned: 4,592,656 shares of Common Stock(1)(2)

•	Percent of Class: 8.85%(3)

•	Number of shares as to which such person has:

i. Sole power to vote or to direct the vote: 3,626,656(1)

ii. Shared power to vote or to direct the vote: 966,000(2)

iii. Sole power to dispose or to direct the disposition of: 3,626,656(1)

iv. Shared power to dispose or to direct the disposition of: 966,000(2)

(1)	Included are 1,309,000 shares of Common Stock of the Issuer owned by the Reporting Person in his individual capacity; 966,000 shares of Common Stock of the Issuer held by a trust for the benefit of the Reporting Person, of which the Reporting Person serves as trustee and which he may be deemed to be the beneficial owner; 150,000 shares of Common Stock of the Issuer owned by JRC Investments, LLC, of which the Reporting Person may be deemed to be the beneficial owner in his capacity as the sole member of JRC Investments, LLC; 1,201,656 options owned by the Reporting Person in his individual capacity, which are exercisable within 60 days of February 3, 2012.
(2)	These 966,000 shares of Common Stock of the Issuer are held by a trust for the benefit of Rebecca A. Comstock, of which the Reporting Person serves as a co-trustee and which the Report Person may be deemed to be the beneficial owner.
(3)	Based on 51,886,574 shares of Common Stock of the Issuer outstanding as of November 4, 2011, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011, filed with the Securities and Exchange Commission on November 9, 2011.

Item 5.	Ownership of five percent or less of a class:

Not applicable.

Item 6.	Ownership of more than five percent on behalf of another person:

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person:

Not applicable.

Item 8.	Identification and classification of members of the group:

Not applicable.

Item 9.	Notice of dissolution of group:

Not applicable.

Item 10.	Certifications:

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2012	/s/ Joshua E. Comstock
President, Chief Executive Officer and Chairman of the Board
C&J Energy Services, Inc.

[Signature Page – Schedule 13G]